Canada’s Whistler Film Festival Partners with Liquid Media Group

Vancouver, BC – November 6, 2019 – Liquid Media Group Ltd. (the “Company” or “Liquid”) (Nasdaq: YVR) is pleased to announce the Company is launching an initiative in partnership with the Whistler Film Festival (“WFF”). To mark the countdown to WFF’s 20th anniversary in 2020, Liquid has confirmed support of WFF’s new 20x2020 campaign for 2019 and 2020 that will directly support vetted Canadian creators with IP in development to participate in WFF’s slate of talent development programs, which serve to advance projects from script to screen and connect storytellers and dealmakers across borders and on all platforms.

Daniel Cruz, CFO and a Director of Liquid, was welcomed to the Whistler Film Festival’s Board of Directors earlier this year, and brings over a decade of expertise in finance, along with a deep passion for the arts and entertainment. Cruz will be spearheading efforts to stimulate WFF’s 20x2020 campaign.

Poised to bring content creators to the ‘pinnacle of success’ in the film, television and digital media space, WFF currently produces 11 talent programs designed to provide creative and business immersion experience for over 70 Canadian creators, including screenwriters, producers, directors, actors and musicians, and to advance their projects and craft leading up to and during the festival, and has plans to grow the programs into 2020 and beyond. To date, WFF has successfully provided 71 dedicated talent programs for 398 Canadian artists with 326 projects in development, resulting in over 45 feature and short projects completed to date and over 70 currently in production or advanced development. A 2018 economic assessment report conducted by the Nordicity Group measured the Whistler Film Festival’s talent programs in terms of human capital, domestic production and intellectual property, concluding that they generated over $22.1 million GDP and $5.7 million in tax revenue, and supported 350 full time jobs for the province of British Columbia alone. WFF’s talent programs are open to Canadian independent filmmakers, creators and talent at various stages in their careers. Worthy projects are considered for showcasing at the Whistler Film Festival and Content Summit, where selected creators are presented with further opportunities to advance their current and future projects. Program participants receive year-round support as well as access to the Whistler Film Festival in the year of their program, and to its alumni community, which is over 2,250 strong.

“The Whistler Film Festival is an important part of Canada’s entertainment industry. Its mission to cultivate diverse cultural experiences and create opportunity for Canadian talent is an obvious one to support, for myself personally and for Liquid,” said Cruz. “WFF is a hometown festival with global awareness, and I am honored to sit on the Board. We’re proud to support WFF’s industry and talent programs, and to continue exploring how best to amplify our shared vision.”

Founded in 2001 to develop Whistler as a cultural destination and promote BC’s burgeoning film industry, the Whistler Film Festival has grown into a well-respected event on the international film festival circuit, augmented by film presentations and market-driven development programs for Canadian talent throughout the year. WFF’s programs serve over 17,000 attendees annually, with the festival attracting over 14,000 attendees including over 1,000 industry insiders.

The 2019 Whistler Film Festival takes place December 4th to 8th in Whistler, British Columbia. Details about the festival's film lineup and jury panels are available online.

About Whistler Film Festival

The Whistler Film Festival Society is a charitable cultural organization (# 856677844RR001) dedicated to furthering the art of film by providing programs that focus on the discovery, development and promotion of new talent culminating with a must attend festival for artists, industry and audiences in Whistler. Find out more at whistlerfilmfestival.com.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms. Additional information is available at www.LiquidMediaGroup.co.

Further information:
Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:
Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

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